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                          Filed by Exelixis, Inc. Pursuant to Rule 425 under the
                             Securities Act of 1933 and Deemed filed pursuant to
                              Rule 14a-12 of the Securities Exchange Act of 1934

                   Subject Company:  Exelixis, Inc. Commission File No:  0-30235

                                                          SOURCE: EXELIXIS, INC.
                                                        FRIDAY, DECEMBER 8, 2000
                                                                   Press Release



Contact:     Angela Bitting
             Associate Director, Corporate Communications
             Exelixis, Inc.
             (650) 837-7579
             abitting@exelixis.com


EXELIXIS COMPLETES ACQUISITION OF AGRITOPE


SOUTH SAN FRANCISCO, Calif. - December 8, 2000 - Exelixis, Inc. (Nasdaq: EXEL) today announced the completion of its acquisition of Portland, Oregon based Agritope, an agricultural biotechnology company that develops improved plant products and provides technology for the agricultural industry. Agritope will be renamed Exelixis Plant Sciences, Inc. and will function as a wholly-owned subsidiary of Exelixis, Inc.

The acquisition provides Exelixis with expertise in higher plant model systems such as Micro-Tomato, Arabidopsis and grasses, as well as key intellectual property and extensive experience in plant biology. This proficiency, combined with Exelixis' superior programs in bioinformatics, genomics and simple plant model system genetics programs, creates an industry-leading plant genomics program.

"The technology and intellectual property base of the newly formed Exelixis Plant Sciences will provide opportunities to establish additional funded partnerships with major companies in numerous areas with large market opportunities, including plant traits, industrial products, biopetroleums, and agricultural chemicals," stated George A. Scangos, Ph.D., president and chief executive officer of Exelixis, Inc. "We believe that we will be able to generate substantial income through nearer-term agricultural programs, which in turn will allow us to focus our internal research on our oncology development program."

In connection with the completion of the acquisition, the stockholders of Agritope will receive approximately 1.7 million shares of Exelixis common stock in exchange for all of the outstanding shares of Agritope Series A preferred and common stock. Outstanding Agritope stock options and warrants will be exercisable for shares of Exelixis common stock based on a final exchange ratio of 0.35 of a share of Exelixis common stock for each share of Agritope capital stock.

The acquisition will be accounted for as a purchase transaction. Exelixis' financial statements for the period ending December 31, 2000 will include the results for Agritope for December 2000. In addition, in the fourth quarter and for 2000, Exelixis expects to record a one-time charge for acquired in-process research and development of approximately $38

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million and approximately $0.5 million for amortization of goodwill and other acquired intangible assets. The company expects to record goodwill and other acquired intangible assets totaling $57 million, which will be amortized to earnings over future periods. The final determination of the in-process research and development charge and the goodwill and other acquired intangible assets to be recorded are subject to the completion of a final valuation analysis to be completed shortly following the closing.

Exelixis, Inc. is a leading life sciences biotechnology company focused on product development through its expertise in comparative genomics and model system genetics. These technologies provide a rapid, efficient and cost-effective way to move from DNA sequence data to knowledge about the function of genes and the proteins that they encode. The company's technology is broadly applicable to all life science industries including pharmaceutical, diagnostic, agricultural biotechnology and animal health. Exelixis has partnerships with Bayer, Pharmacia, Bristol-Myers Squibb and Dow AgroSciences and is building its internal development program in the area of oncology. For more information, please visit the company's web site at www.exelixis.com.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and stockholders of Exelixis have been advised to read the prospectus/proxy statement regarding the business combination transaction referred to above because it contains important information. Agritope and Exelixis have mailed the prospectus/proxy statement about the transaction to the Agritope stockholders. This prospectus/proxy statement has been filed with the Securities and Exchange Commission (the "SEC"). Investors and security holders may obtain a free copy of the prospectus/proxy statement and other documents filed by the companies at the SEC's web site at http://www.sec.gov. The prospectus/proxy statement and such other documents may also be obtained from Exelixis or Agritope by directing such requests to the companies. In addition to the registration statement and the prospectus/proxy statement, Exelixis and Agritope each file annual, quarterly and special reports, proxy statements, registration statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Exelixis or Agritope at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Agritope's and Exelixis' filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

SOLICITATION OF PROXIES; INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION

Agritope, Exelixis, their respective officers and directors and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from stockholders of Agritope with respect to the transactions contemplated by the merger agreement. A description of any interests that Agritope's directors and executive officers have in the merger will be available in the prospectus/proxy statement.

FORWARD LOOKING STATEMENTS

The forward looking statements contained in this press release involve risks and uncertainties that may affect our business, as more fully discussed in the "Risk Factors" section of our filings with the SEC. These risks and uncertainties include, but are not limited to, our ability to successfully integrate the employees, research and operations of Agritope, generate additional revenues by entering into new collaborations or expanding existing collaborations, protect the acquired intellectual property and successfully continue the development of existing research programs and realize commercial value from those efforts.

Exelixis and the Exelixis logo are registered U.S. trademarks.



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